09040355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NO. |
| --- |
| 8-46713 |

SEC Mail Processing Section
MAR 3 0 2009
Washington, DC
110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (mm/dd/yy) AND ENDING 12/31/08 (mm/dd/yy)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE SHEMANO GROUP, INC.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

601 CALIFORNIA STREET, SUITE 1150
(No and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY J. SHEMANO (415) 274-3200
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

**CHECK ONE:**

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# The Shemano Group, Inc.

# Annual Audit Report

# December 31, 2008

*ERNST WINTTER & ASSOCIATES*
*Certified Public Accountants*

# The Shemano Group, Inc.

## Annual Audit Report

## December 31, 2008

*ERNST WINTTER & ASSOCIATES*
*Certified Public Accountants*

## OATH OR AFFIRMATION

I, **GARY J. SHEMANO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **THE SHEMANO GROUP, INC.**, as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**NONE**

Signature

Title

SEE ATTACHED

Notary Public

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| (X) | (a) | Facing page. |
| (X) | (b) | Statement of Financial Condition. |
| (X) | (c) | Statement of Income (Loss). |
| (X) | (d) | Statement of Cash Flows. |
| (X) | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. |
| (X) | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| (X) | (g) | Computation of Net Capital. |
| (X) | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| (X) | (i) | Information Relating to the Possession or control Requirements Under Rule 15c3-3. |
| (X) | (j) | A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3. |
| ( ) | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| (X) | (l) | An Oath or Affirmation. |
| ( ) | (m) | A copy of the SIPC Supplemental Report. |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |
| (X) | (o) | Independent Auditor's Report on Internal Accounting Control. |

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27th day of March, 2009, by Gary J. Shemano ______, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SUZANNE M. QUERUBIN
Commission # 1815644
Notary Public - California
San Francisco County
My Comm. Expires Oct 30, 2012

(Seal) Signature ______

# The Shemano Group, Inc.

## Table of Contents

***ERNST WINTTER & ASSOCIATES*** ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite B-213*
*Walnut Creek, California 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

Independent Auditor's Report

Board of Directors
The Shemano Group, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of The Shemano Group, Inc. (a California S corporation) as of December 31, 2008, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Shemano Group, Inc. at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

March 25, 2009

# The Shemano Group, Inc.

## Statement of Financial Condition

## December 31, 2008

Assets

| | | |
|---|---|---|
| Cash and cash equivalents | | $ 88,051 |
| Receivables from clearing organization | | 209,644 |
| Securities owned, at market value | | 6,713 |
| Prepaid expenses | | 21,234 |
| Prepaid taxes | | 10,874 |
| Furniture and equipment, net of $339,965 accumulated depreciation | | 246,520 |
| Total assets | | $ 583,036 |

Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Accounts payable and accrued expenses | | $ 56,902 |
| Stockholder's equity | | |
| Common stock (no par value; 100,000 shares authorized; 10,000 shares issued and outstanding) | $ 10,000 | |
| Additional paid-in capital | 145,000 | |
| Retained earnings | 371,134 | |
| Total stockholder's equity | | 526,134 |
| Total liabilities and stockholder's equity | | $ 583,036 |

See independent auditor's report and accompanying notes.

# The Shemano Group, Inc.

## Statement of Income (Loss)

## For the Year Ended December 31, 2008

| | |
|---|---|
| Revenues: | |
| Commission revenue | $ 30,368 |
| Investment banking fees | 760,800 |
| Market making and trading profits | 14,530 |
| Interest and dividend income | 2,290 |
| Total revenue | 807,988 |
| Expenses: | |
| Compensation | 411,927 |
| Rent | 39,719 |
| Depreciation | 20,426 |
| Professional services | 14,500 |
| Clearing fees | 4,526 |
| Other operating expenses | 299,674 |
| Total expenses | 790,772 |
| Income from continuing operations before taxes | 17,216 |
| Tax provision | 800 |
| Income from continuing operations | 16,416 |
| Loss from discontinued operations | (843,962) |
| Net loss | $ (827,546) |

# The Shemano Group, Inc.

## Statement of Changes in Stockholder's Equity

## For the Year Ended December 31, 2008

| | Common Stock | Paid in Capital | Retained Earnings | Stockholder's Equity |
|---|---|---|---|---|
| December 31, 2007 | $ 10,000 | $ 145,000 | $ 2,058,680 | $ 2,213,680 |
| Distributions | | | (860,000) | (860,000) |
| Net loss | | | (827,546) | (827,546) |
| December 31, 2008 | $ 10,000 | $ 145,000 | $ 371,134 | $ 526,134 |

See independent auditor's report and accompanying notes.

# The Shemano Group, Inc.

## Statement of Cash Flows

## For the Year Ended December 31, 2008

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (827,546) |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Depreciation | 20,426 |
| (Increase) decrease in: | |
| Receivables from clearing organization | 209,588 |
| Securities owned, at market value | 405,116 |
| Other receivables | 1,040 |
| Prepaid expenses | 77,080 |
| Prepaid taxes | 800 |
| Increase (decrease) in: | |
| Accounts payable and accrued expenses | (423,549) |
| Accrued compensation | (227,625) |
| Securities sold, not yet purchased | (28) |
| Net cash provided (used) by operating activities | (764,698) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Distributions | (860,000) |
| Net increase (decrease) in cash and cash equivalents | $ (1,624,698) |
| Cash and cash equivalents, beginning of year | 1,712,749 |
| Cash and cash equivalents, end of year | $ 88,051 |
| Interest paid | $ 2,489 |

See independent auditor's report and accompanying notes.

# The Shemano Group, Inc.

## Notes to the Financial Statements

## Year Ended December 31, 2008

(1) Organization

The Shemano Group, Inc. (the Company) was formed on October 6, 1993 and registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. The Company's primary business is that of a broker-dealer with customer accounts throughout the United States. The Company conducts business under a fully disclosed agreement with National Financial Services LLC (NFS).

(2) Summary of Significant Accounting Policies

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with NFS. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis which is not significantly different than trade date basis.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial conditions.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial advisory services. Investment banking fees and sales concessions are recorded on settlement date and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less which are not held as collateral for any corporate obligations.

(2) Summary of Significant Accounting Policies (Continued)

Receivables
The Company considers receivables to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Furniture and Equipment
Furniture and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Securities Owned & Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state individual income tax returns. However, the Company is liable for California Franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company has elected to defer the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. They continually evaluate expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(3) Retirement Plan

The Company sponsors a 401(k) plan in which employees may elect to defer a portion of their compensation. The Company made no contribution to the plan in 2008.

# The Shemano Group, Inc.

## Notes to the Financial Statements

## Year Ended December 31, 2008

(4) Property and Equipment

| | |
|---|---|
| Furniture and equipment | $ 234,791 |
| Automobile | 75,300 |
| Leasehold improvements | 276,394 |
| | $ 586,485 |
| Less accumulated depreciation | 339,965 |
| Property and equipment, net | $ 246,520 |

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2008, the Company's net capital was $236,765 which exceeded the requirement by $136,765.

(6) Lease Obligations

The Company leases office space in San Francisco, California. In 2008, the Company paid $71,653 in rent expense (net of reimbursements of $139,810 by former representatives of the Company). The lease expires on March 31, 2009. The Company is negotiating with the landlord for smaller space in the building.

(7) Risk Concentrations

Receivables from clearing organization of $209,644 and securities owned of $6,713 are all held at NFS.

(8) Income Taxes

The provision for income tax expense shown in the accompanying statement of income consists of current California taxes of $800. The deferred tax asset is the result of temporary differences between cash basis of accounting for tax purposes versus accrual basis accounting for the financial statements. Deferred tax assets and liabilities were not significant at December 31, 2008.

(9) Discontinued Operations

The Company made significant changes to its basic structure and lines of business primarily for the orderly elimination of all its retail operations. In January 2008, the Company closed its Los Angeles office and in February 2008 closed its Scottsdale, Arizona office. Retail operations were closed in the San Francisco office in June 2008. The bulk of the retail accounts were absorbed by an unaffiliated company, Financial West Group.

The loss from operations of the discontinued lines of business was $843,962. Gross revenues from discontinued operations were $631,790. These amounts are reported as a separate component of income after income from continuing operations.

The Company is now focused solely on institutional investors, investment banking opportunities and best efforts selling group activities, and private placements for small cap markets.

(10) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(10) Litigation

Due to the nature of its business, the Company is subject from time to time to various threatened or filed legal actions. Although the amount of ultimate exposure cannot be determined, the Company accrues for losses that management considers probable at the balance sheet date. Litigation losses and costs that the Company does not expect to recover are included in claims settlements and professional fees in the Statement of Income, as appropriate.

## *SUPPLEMENTAL INFORMATION*

## The Shemano Group, Inc.

## Schedule I
## Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

## As of December 31, 2008

| | | |
|---|---|---|
| Net Capital | | |
| Total stockholder's equity qualified for net capital | | $ 526,134 |
| Less: Non-allowable assets | | |
| Prepaid expenses and other assets | 21,234 | |
| Prepaid taxes | 10,874 | |
| Furniture and equipment (net) | 246,520 | |
| Total non-allowable assets | | 278,628 |
| Net capital before haircuts | | $ 247,506 |
| Haircuts | | |
| Less: Haircuts on securities | | 10,741 |
| Net capital | | $ 236,765 |
| Net minimum capital requirement of 6.67% of aggregate indebtedness of $56,902 or $100,000, whichever is greater | | 100,000 |
| Excess net capital | | $ 136,765 |

## Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2008)

| | |
|---|---|
| Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2008 | $ 247,286 |
| Decrease in stockholder's equity | (33,868) |
| Decrease in non-allowable assets | 23,347 |
| Net capital per above computation | $ 236,765 |

# The Shemano Group, Inc.

## Schedule II
## Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

## For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

## Information for Possession or Control Requirements Under Rule 15c3-3

## For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

***ERNST WINTTER & ASSOCIATES*** ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite B-213*
*Walnut Creek, California 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

## Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
The Shemano Group, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of The Shemano Group, Inc. (the Company), as of and for the year ended December 31,2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2008, and this report does not affect our report thereon dated March 25, 2009.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 25, 2009